UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number 1-32895
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Penn West Energy Trust
(Translation of registrant's name into English)

Suite 200, 207 – 9th Avenue SW
Calgary, Alberta T2P 1K3
Canada
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐                                                      Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐
                         .

INCORPORATION BY REFERENCE

Exhibit 99.2 to this Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of Penn West Energy Trust (File No. 333-145296) and as an exhibit to the registration statement on Form F-10 of Penn West Energy Trust (File No. 333-151324).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 25, 2010.

PENN WEST ENERGY TRUST
By its administrator, Penn West Petroleum Ltd.

By:           /s/ Todd Takeyasu
Name:	Todd Takeyasu
Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Investment Agreement
99.2	Material Change Report